UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One:)	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q

	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

	For Period Ended:			June 30, 2014

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

HOME LOAN SERVICING SOLUTIONS, LTD.
Full Name of Registrant

N/A
Former Name if Applicable

Home Loan Servicing Solutions, Ltd.
c/o Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue
Address of Principal Executive Office (Street and Number)

George Town, Grand Cayman
KY1-9005
Cayman Islands
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Home Loan Servicing Solutions, Ltd. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the period ended June 30, 2014 (the “Form 10-Q”). Additional time is needed in order to permit the Company and the Company’s independent registered public accounting firm to complete their respective evaluation of a change in the Company’s accounting convention with respect to its valuation of Notes receivable - Rights to MSRs (the “Notes Receivable”). The Company’s current accounting convention for the Notes Receivable was determined to not be in accordance with United States generally accepted accounting principles (“GAAP”). Based on the preliminary results of that evaluation, the Company currently anticipates that it will restate its financial statements for (i) the year ended December 31, 2013, including the quarterly periods within, contained in its 2013 annual report on Form 10-K and (ii) the quarters ended March 31, 2014 and 2013, contained in its quarterly report on Form 10-Q for such period. The Company is working with its independent registered public accounting firm to determine the impact on these financial statements and whether any other prior period financial statements are affected. The Company will not be in a position to file its Quarterly Report on Form 10-Q for quarter ended June 30, 2014 until it has completed its evaluation.

The Company does not expect that the valuation of the Notes Receivable as of and for the three months ended June 30, 2014, or the amount of the Company’s Retained Earnings as of June 30, 2014, as disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2014 will be impacted by this review. We do not expect that any change to the taxable income reported in our PFIC statement previously issued in February 2014 will be required as a result of this review.

The Company’s previous accounting convention provided for an allowable range of variation to the estimated fair value of the Notes Receivable of plus or minus 5% based on the belief that this was an acceptable accounting convention for the Company’s Notes Receivable. Variances within that range did not require the Company to adjust the carrying value of the assets to the single point estimate of fair value. The variances observed for the Company’s financial statements to date fell within that range and, as a result, the Company did not change the carrying value of the Notes Receivable. The Company has subsequently determined that it should adjust the Notes Receivable to the best available estimate of fair value, in accordance with GAAP. The Company’s valuation process now requires us to assess the potential effect of any difference between the carrying value and the estimated fair value of the Notes Receivable. The Company is working with its independent registered public accounting firm to determine the scope of any adjustments required to its financial statements resulting from this error.

The Company expects to file the Form 10-Q within the 5 day extension period, on or before August 18, 2014.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	James E. Lauter	(345)	815-3932
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has experienced growth in its results of operations for the three months ended June 30, 2014 as compared to the same period of 2013 primarily as a result of increases in the scale of our business resulting from various asset acquisitions. For the three months ended June 30, 2014, the Company reported net income of $54.1 million on total revenue of $98.5 million as compared to net income of $27.9 million on revenue of $50.5 million for the same period in 2013.

The above statements are preliminary and subject to change. For additional information, please see the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2014, which is incorporated herein by reference.

Special Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially.

Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, the following: the timing and nature of the final resolution of the accounting issues discussed in this Form 12b-25; any delay in the filing of required periodic reports with the Securities and Exchange Commission, or SEC; the timing and results of the review of the effectiveness of internal control over financial reporting (and related internal controls) and disclosure controls and procedures; whether the review is expanded to additional matters beyond internal controls and disclosure controls and procedures of the matters currently under consideration; changes in the estimates and adjustments in this Form 12b-25 due to ongoing review of the Company’s annual and quarterly financial statements; whether a restatement of financial results will be required for other accounting issues for the same or other periods in addition to the restatement currently anticipated by management; additional uncertainties related to accounting issues generally; adverse effects on the Company’s business as a result of the restatement process or the review of the effectiveness of internal control over financial reporting and disclosure controls and procedures or the reactions to such event by customers or suppliers, or increased regulatory, media or financial reporting issues and practices, rumors or otherwise; any adverse developments in existing legal proceedings or the initiation of new legal proceedings; and volatility of the Company’s stock price. In addition, please refer to the risk factors contained in the Company’s reports and filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2013 and its quarterly report on Form 10-Q for the quarter ended March 31, 2014. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. The Company’s forward-looking statements speak only as of the date they are made and, except for our ongoing obligations under the U.S. federal securities laws, we undertake no obligation to update or revise forward-looking statements whether as a result of new information, future events or otherwise. The Company may post information that is important to investors on its website.

 HOME LOAN SERVICING SOLUTIONS, LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2014	By:	/s/ James E. Lauter
James E. Lauter
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).